Exhibit 5

FOR IMMEDIATE RELEASE	20 DECEMBER 2013

WPP PLC (“WPP”)

Mindshare to acquire MASSCOM media agency in Philippines

WPP announces that its wholly owned operating company, Mindshare, a global media agency network, has agreed to acquire the business and assets of Media Arts System and Services Company, Inc. (“MASSCOM”) in the Philippines.

MASSCOM was established in 1986 as an independent media agency, serving Unilever exclusively in the Philippines. MASSCOM provides media planning, strategy and buying services to Unilever, the global fast-moving consumer goods company and a top advertiser in the Philippines.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors. In the Philippines, WPP companies (including associates) generate revenues of over US$80 million and employ approximately 1,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ more than 47,000 people. WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45%, over the next five years.

Contact:

Feona McEwan, WPP London
+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing
+ 86 1360 107 8488